THE READER'S DIGEST ASSOCIATION, INC.
                             READER'S DIGEST ROAD
                         PLEASANTVILLE, NY 10570-7000


MICHAEL S. GELTZEILER                                 TELEPHONE: (914) 244-7515
Chief Financial Officer                                     FAX: (914) 244-5665
                                                      michael_geltzeiler@rd.com

                                               February 3, 2006
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Re:   The Reader's Digest Association, Inc.
      Commission File No.: 001-10434
      Form 10-K:  For the year ended June 30, 2005
      Form 10-Q:  For the quarter ended September 30, 2005

Dear Mr. Foti:

Enclosed are our responses to your comment letter dated January 30, 2006, regarding the above-referenced filings made by The Reader's Digest Association, Inc. (the "Company") with the U.S. Securities and Exchange Commission.

The Company acknowledges that:
   - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (914-244-7515) or our Controller, Tom Barry (914-244-5232), if you have any additional questions.

Sincerely,

/s/MICHAEL S. GELTZEILER


cc: Tom Barry

Form 10-K for the year ended June 30, 2005
Item 7A. Quantitative and Qualitative Disclosures About Market Risk

1. We note that your disclosure in Item 7A references the relevant discussion in the Currency Risk Management section of MD&A, which also references Note 7 to the financial statements. Although Note 7 discusses interest rate risk and the cash flow hedges that were entered we do not believe it appropriately discusses your foreign exchange risk. In future filings, please present a sensitivity analysis for the effects of your foreign exchange risk, as required by Item 305 in Regulation S-K.

      Company response:
      We will comply in future SEC filings.

Item 9A. Controls and Procedures

2. We note your conclusion that your disclosure controls and procedures were "sufficient to provide reasonable assurance". Item 307 of Regulation S-K requires that management conclude on the effectiveness of the disclosure controls and procedures. Please confirm to us that the disclosure controls and procedures were effective as of the end of the period covered by the end of your Form 10-K. Additionally, in future filings, please refer to the effectiveness of the disclosure controls and procedures in your Item 9A disclosure. If you indicate that your disclosure controls and procedures are designed to provide reasonable assurance, you must conclude that they are effective at the reasonable assurance level.

      Company response:
      We confirm that our disclosure controls and procedures were effective as of June 30, 2005. We will comply in future SEC filings.

Item 13.  Certain Relationships and Related Transactions

3. We note your disclosure that information with respect to certain relationships and related transactions can be found under the caption "Transactions with Management and Other Related Parties" in the Proxy Statement for the November 18, 2005 meeting. Please list for us, and disclose in the notes to the financial statements in future filings, any related party transactions required to be disclosed under SFAS 57 as there does not appear to be such a section in the Proxy Statement or the notes to the financial statements.

      Company response:
      For the fiscal year ended June 30, 2005, there were no transactions with management or other related parties that required disclosure pursuant to SFAS No. 57. In future filings, if we have transactions that require disclosure pursuant to SFAS No. 57, such transactions will be appropriately disclosed.

Statements of Cash Flows

4. We note your presentation of changes in noncurrent assets and liabilities, net of effects of acquisitions and dispositions as an operating cash flow activity. In future filings, please separately present the change in each noncurrent asset and liability to the extent the amounts are material.

      Company response:
      We will comply in future SEC filings.

Notes to the Financial Statements
Note 4.  Other (Expense) Income, Net

5. We note from your disclosure of the components of other (expense) income that the net gain on sale of certain assets, includes gains on the sale of buildings, Moneywise magazine, fine art and other non-strategic assets. In future filings, please classify the gain or loss on the sale of long-lived assets as part of operating loss or profit. See paragraph 45 of SFAS No. 144.

      Company response:
      We will comply in future SEC filings.

Note 5.  Supplemental Balance Sheet Information

6. We note that 54% of the accrued expenses balance is attributed to "other, principally operating expenses." To the extent that any of the amounts included in this "other" category are more than 5% of total current liabilities, please separately list for us and disclose in future filings each amount. See Rule 5-02.20 of Regulation S-X.

      Company response:
      None of the amounts included in the "other, principally operating expenses" category are more than 5% of total current liabilities. In future filings, if we have amounts in the "other, principally operating expenses" category that are more than 5% of total current liabilities, such amounts will be appropriately disclosed.

2005 Annual Report

7. We note your presentation of adjusted earnings per share, in which you eliminate the effect of charges for goodwill impairment, deferred promotion costs, and other items. This non-GAAP performance measure does not comply with the requirements of Item 10(c) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years. In future filings, please eliminate presentation of this non-GAAP performance measure. Refer to
      Item 10(c) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

      Company response:
      We will comply in future SEC filings.